

July 22, 2010

Mr. David Weiner
Chief Executive Officer
SB Partners
1 Newhaven Avenue
Suite 207, Box 11
Milford, CT 06460

> **Re:** **SB Partners**
> **Form 10-K for the year ended December 31, 2009**
> **Filed June 10, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Filed July 21, 2010**
> **File No. 0-08952**

Dear Mr. Weiner:

We have reviewed your above referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the quarter ended March 31, 2010

Investment in Sentinel Omaha, LLC, page 9

1. We note that you have not recognized your portion Omaha's loss for the three months ended March 31, 2010 because the carrying value of your investment has been reduced to zero. We also note from page 41 of your Form 10-K that you may be called upon to contribute an additional $3,720,000 to Omaha pursuant to your investment agreement. In that regard, please tell us what consideration you gave to ASC 323-10-35-19 when determining that it was not necessary to record your portion of Omaha's loss up to the amount of your additional financial commitment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have any questions.

Sincerely,

Daniel L. Gordon
Branch Chief